Exhibit 21.1

Northann Corp.

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Northann Building Solutions LLC	Delaware

Northann (Changzhou) Construction Products Co., Ltd.	People’s Republic of China

Northann Distribution Center Inc.	California

Dotfloor, Inc.	California

Benchwick Construction Products Co., Limited	Hong Kong

Cedar Modern Limited	Hong Kong

Raleigh Industries Limited	Hong Kong

Crazy Industry (Changzhou) Industry Technology Co., Ltd.	People’s Republic of China

Changzhou Ringold International Trading Co., Ltd.	People’s Republic of China

Changzhou Marco Merit International Trading Co., Ltd.	People’s Republic of China